As filed with the Securities and Exchange Commission on January 22, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delaware Street Capital Master Fund, L.P. 66-0613158
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,215,789
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,215,789
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IV

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Advisors, L.P. 38-3662495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,215,789
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,215,789
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Managers, L.L.C. 36-4425033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,215,789
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,215,789
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Advisors, L.L.C. 36-4425033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,215,789
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,215,789
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Bluhm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,215,789
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,215,789
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No.1”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2014 (the “Initial Statement” and, together with this Amendment No.1, the “Schedule 13D”) relates to common stock, par value $0.0001 per share (“Shares”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Clearbrook Road, Elmsford, NY 10523.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety with the following:

The aggregate purchase price of the 3,215,789 Shares owned by DSC MF is $20,023,156 including brokerage commissions. The Shares owned by DSC MF were acquired with DSC MF’s available funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety with the following:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

Mr. Bluhm and other individuals associated with the Reporting Persons and the Associated Persons (as defined below) previously had direct communications with the Issuer’s chief executive officer and with its chairman of the Board of Directors and in connection therewith, they have expressed their interest in the Issuer effecting a change in its Board of Directors and conveyed their intention to recommend candidates for the Board to nominate for election as director at the 2015 annual meeting of shareholders. Mr. Bluhm and these individuals have had further communications with the Board of Directors pursuant to which they have recommended candidates for nomination by the Board for election as director. In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning the business, operations and strategic direction of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of Shares and developed their investment strategy with respect to such investment, the Reporting Persons and Cloud Gate Capital Master Fund LP and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D reporting aggregate beneficial ownership of 1,753,612 shares of Common Stock, representing 2.5% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 4,969,401 shares of Common Stock, which represent approximately 7.2% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by restating paragraphs (a), (b) and (c) in their entirety with the following:

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,465 shares of Common Stock issued and outstanding as of November 5, 2014, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2014.

DSC MF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 3,215,789 shares of Common Stock. DSCM, as the general partner of DSC MF, is deemed the indirect beneficial owner of 3,215,789 shares of Common Stock. DSCA LP, as the investment manager of DSC MF, is deemed the indirect beneficial owner of 3,215,789 shares of Common Stock. DSCA LLC, as the general partner of the investment manager, is deemed the indirect beneficial owner of 3,215,789 shares of Common Stock. Andrew Bluhm, as the managing member of DSCA LLC, is deemed the indirect beneficial owner of 3,215,789 shares of Common Stock.

(c) During the sixty (60) days through the date of this report, DSC MF purchased the following shares of Common Stock in the open market:

Trade	# of	Net USD
Date	Shares	Price/Shr.
11/26/2014	25,000	6.40
1/12/2015	100,000	5.77
1/13/2015	1,200	5.60
1/13/2015	91,400	5.84
1/14/2015	32,500	5.99
1/14/2015	67,500	5.98
1/15/2015	50,000	5.80
1/15/2015	25,000	5.79

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2015

DELAWARE STREET MASTER FUND, L.P.

By: DSC MANAGERS, L.L.C. its general partner

	By:	/s/ David Nietfeldt
		Name:	David Nietfeldt
		Title:	Chief Financial Officer and Chief Compliance officer

DSC MANAGERS, L.L.C.

	By:	/s/ David Nietfeldt
		Name:	David Nietfeldt
		Title:	Chief Financial Officer and Chief Compliance officer

DSC ADVISORS., L.P.

By: DSC ADVISORS, L.L.C., its general partner

By: ANDREW G. BLUHM, its managing member

/s/ Andrew G. Bluhm

DSC ADVISORS, L.L.C

By:	ANDREW G. BLUHM, its managing member

/s/ Andrew G. Bluhm

ANDREW G. BLUHM

/s/ Andrew G. Bluhm